UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


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                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                      THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of August 2004

                                  PEARSON plc
             (Exact name of registrant as specified in its charter)

                                      N/A

                (Translation of registrant's name into English)

                                   80 Strand
                            London, England WC2R 0RL
                                44-20-7010-2000
                    (Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:




      Form 20-F X                                      Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934




       Yes                                              No X

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        This Report includes the following documents:

1. A press release from Pearson plc announcing 'Director Shareholding'




3 August 2004

RNS
The London Stock Exchange
The London Stock Exchange Tower
Old Broad Street
London EC2N 1HP

Dear Sirs
                           Pearson plc (the Company)

In 1999, the Company established the Pearson Reward Plan (the Plan) for the purpose of providing a long term share incentive for executive directors and senior executives of the Pearson group. The Plan provided for the grant of two separate categories of award relating to ordinary shares in the Company (Shares)
- Pearson Premium Option awards and Pearson Equity Incentive (PEI) awards.

The vesting level of PEI awards is dependent on the Company's performance over a three-year period, measured in terms of free cash flow per share. On 8 June 2002, the PEI awards granted in 1999 vested as to 97.2 % of the Shares originally comprised in the award. These Shares were subject to a two-year retention period following vesting. Employee benefit trusts hold sufficient Shares to satisfy these PEI awards.

The Shares required to satisfy these awards have been sourced from an employee benefit trust established by the Company. As a result of the release of Shares described above, the number of Shares held by Pearson Employee Share Trustees Limited (as trustee of the Pearson Employee Share Trust) is now 100,167 Shares (representing 0.012% of the Company's issued ordinary share capital).

No executive directors have called for Shares under these PEI awards.

Each of the executive directors of the Company is for Companies Act purposes, regarded as interested in all the shares held by this trust. Despite the technical interest in all the Shares each executive director will only be entitled to receive from the Trust that number of Shares to which he or she is entitled under share plans operated by the Company in which he or she participates.

Yours faithfully


Stephen Jones
Deputy Secretary


                                    SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   PEARSON plc

Date: 03 August 2004

                             By:   /s/ STEPHEN JONES
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                                   Stephen Jones
                                   Deputy Secretary